Exhibit 23.5

Consent of Expert

Reference is made to the Annual Report of Rare Element Resources Ltd. (the “Company”) on Form 10-K filed with the Securities and Exchange Commission on September 28, 2011 (the “Annual Report”).

I hereby consent to the references to my name under the heading “Item 2. Description of Properties” in the Annual Report and to that summary information contained under the heading “Item 2. Description of Properties – Bear Lodge Property, Northeastern Wyoming, USA – Bear Lodge REE Project” in the Annual Report of which I am named as having reviewed or that is derived from information I am named as having prepared or supervised and the incorporation therein of such references to the Company’s registration statement on Form S-8  (File No. 333-170022).

/s/ Jaye T. Pickarts

Jaye T. Pickarts, P.E.

Chief Operating Officer of Rare Element Resources Ltd.

September 28, 2011